Exhibit 99.1
For Immediate Release
QXM Informs Parent Company It Requires Additional Time To Evaluate Acquisition Proposal

Beijing, China (September 17, 2010) —Qiao Xing Mobile Communication Co., Ltd. (NYSE:QXM — News) (“QXM” or the “Company”), a manufacturer of mobile handsets in the People’s Republic of China (the “PRC”), today announced that the special committee of its board of directors (the “Special Committee”) has advised QXM’s parent company, Qiao Xing Universal Resources, Inc. (Nasdaq: XING, or “XING”), that the Special Committee is not currently in a position to respond to XING’s proposal to acquire all of the outstanding ordinary shares of QXM that XING does not currently own. The Special Committee has advised XING that it is continuing to work expeditiously with its advisors to respond to XING’s proposal, but that it could not, at this time, provide a date certain by which it will complete its work in evaluating XING’s proposal.
XING has proposed to offer 1.9 shares of its common stock plus US$0.80 in cash for each QXM share held by persons other than XING (the “Minority Shareholders”). XING filed its letter of intent with the Securities and Exchange Commission (the “SEC”) on Form 6-K on September 8, 2010. The letter of intent is available on the SEC’s website at: http://www.sec.gov/Archives/edgar/data/1051846/000095012310084375/d75978exv99w2.htm.
XING had previously requested that the Company respond to its proposal by September 17, 2010 and indicated that it was not interested in selling its position in the Company to a third party. XING currently owns approximately 61% of the Company’s outstanding shares. XING has also indicated that it may go forward with its proposed offer even if it is not recommended by the Special Committee. The Proposed Transaction is subject to certain customary conditions.
About Qiao Xing Mobile Communication Co., Ltd.
Qiao Xing Mobile Communication Co., Ltd. is a manufacturer of mobile handsets in China. The Company manufactures and sells mobile handsets based primarily on the GSM, TD-SCDMA, and WCDMA technologies. It operates its business primarily through CEC Telecom Co., Ltd., its 96.6%-owned subsidiary in China. Through its manufacturing facility in Huizhou, Guangdong Province, China, and two research and development centers in Huizhou and Beijing, the Company develops, produces and markets a wide range of mobile handsets, with increasing focus on differentiated products that generally generate higher profit margins. For more information, please visit http://www.qxmc.com .
Safe Harbor Statement
This announcement contains forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about QXM’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. QXM does not undertake any obligation to update any forward-looking statement, except as required under applicable laws. All information provided in this press release is as of September 17, 2010, and QXM undertakes no duty to update such information, except as required under applicable laws.
For further information, contact:
Ms. Lucy Wang, Vice President
Qiao Xing Mobile Communication Co., Ltd.
Tel: (8610) 82193883
Email: wangjinglu@cectelecom.com